TO ALL TO WHOM THESE PRESENTS SHALL COME,
I, Hasib Heron, Notary Public, duly admitted to practise throughout England and Wales,

DO HEREBY CERTIFY:

That on the day of the date hereof there was presented before me the attached Annual Audited Report Form X-17A-5 Part III signed by Rupert Robson for and on behalf of Torch Partners Corporate Finance Inc.

I confirm that the above-named person has been made known to me by due identification to be the person so named and described in the aforementioned document and has satisfied me as to his authority and capacity to sign the same for the said company.

IN FAITH AND TESTIMONY WHEREOF I issue this certificate under my signature and seal of office in London, England this 26 February 2016.

HASIB HERON
Notary Public
England and Wales

My commission expires with life



HASIB A. HERON
Solicitor & Notary Public
Tel: 020 7630 1777 Mob: 07736304992
Email: h.heron@notary.co.uk Web: notary.co.uk

Notary.Co.UK Ltd is registered in England & Wales under company number 05137524
Registered office: Windwards, The Glade, Kingswood, Surrey, England, KT20 6JJ





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number:	3235-0123
Expires: March 31, 2016	
Estimated average burden	
hours per response . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8 - 69040

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/2015   AND ENDING   12/31/2015
                                   MM/DD/YYYY   MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Torch Partners Corporate Finance Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

33 Cavendish Square
(No. and Street)

London   W1G0PW
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rupert Robson   44 20 7227 4693
                                                   (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC

(Name -- *if individual, state last, first, middle name*)

| 465 South Street, Suite 200 | Morristown | NJ | 7960 |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Rupert Robson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Torch Partners Corporate Finance Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CEO
Title

Notary Public

Hasib Heron, B.A.,LL.B
NOTARY PUBLIC
10 Buckingham Palace Road
London SW1W 0QP
Email Info@notary.co.uk
Tel: 0207 630 1777

Member of the MyNotary Network
Telephone 0844 884 9294
www.MyNotary.co.uk

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*